November 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Registration Statement on Form F-1/A Filed on November 1, 2024 (File No. 333-277725)

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 15, 2024 on the Company’s registration statement on Form F-1/A filed on November 1, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.7 to Registration Statement (the “Amendment No.7”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.7 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.7.

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 1. Please also update the language throughout the filings where you cross reference your risk factor on page 31. As an example only, we note the references on pages 5, 7, 30, 112, 115, 124, 126, 128, 133, and 137.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 5, 7, 30, 112, 115, 124, 126, 128, 129, 133, and 137 of the Amendment No.7.

2.	In response to prior comment 2 you state that based on prior conversations with the TFDA you anticipate that the TFDA will accord due consideration to the comments provided by the US FDA. We also note your disclosure that you have not had discussion with the TFDA regarding the unavailability of API-1. Therefore, please include a brief discussion of the prior conversations you have had with the TFDA that led you to such conclusion.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 2, 6, 115 and 137 of the Amendment No.7.

Use of Proceeds, page 79

3.	We note that in response to prior comment 8 you removed disclosure indicating your plans to use $2.9 million of the proceeds for the settlement of the litigation with Taizhou Bay New District Administrative Committee and commitments with Taizhou Resource Bureau and state that “at this time” Taizhou Resource Bureau has not claimed for the land idling fee. We also continue to note that as of June 30, 2024 you had a net working capital deficit of approximately $11.7 million, which included current liabilities of approximately $5 million and $3.1 million due to Taizhou Bay New District Administrative Committee and commitments with Taizhou Resources Bureau. Therefore, we reissue the comment. Please clarify the source(s) of funds you intend to use to settle the amounts owed. Please see Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 7 of the Amendment No.7.

Research and Development Expenses, page 92

4.	In response to comment 9 you state that you have completed CMC documentation and submitted it to the FDA on October 16, 2024. You also state here and on pages 95, 96, 120, and 128, that you received a denial notice from the FDA stating that the FDA is unable to reach agreement on protocols designed to establish safety and efficacy until you can provide complete CMC information of API-2 and a plan to establish comparability between API-1 and API-2. Please clarify whether you have also submitted a plan to establish comparability between API-1 and API-2.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 2, 4, 6, 31, 60, 92, 94, 96, 115, 120, 124, 128 and 137 of the Amendment No.7.

Our Drug Candidate MCS-2, page 120

5.	We note your response to prior comment 6 and reissue. Please include a discussion of the serious adverse event(s) reported that you were not able to conclude were unrelated to your product candidate(s). In this regard we note that in response to our comment letter issued August 30, 2024, you included tables identifying serious adverse events for your clinical trials for MCS-2-US and MCS-2-TWN and concluded that “all of SAEs described above were ‘not-related’ to MCS-2, except the pancreatitis event in the MCS-2-US-c, where the pancreatitis occurred for only 3 days. The causality is ‘possible related’ but not ‘definitely related’ because it was most likely a side effect of Metformin used to treat diabetes mellitus.”

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 27 of the Amendment No.7.

Legal Proceedings and Compliance Taizhou Investment Dispute, page 145

6.	In response to prior comment 11 you state that under PRC’s civil procedure, before the enforcement of an effective judgement form civil litigation is complete, the parties may choose to enter into a settlement agreement and apply to the court to perform such agreement in lieu of enforcing the judgement. Please also state if there is a time frame in which such settlement must be reached before the court enforces its judgement.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 38 and 145 of the Amendment No.7.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law. Alternatively, please contact Shane Wu, Esq. at (202) 322-8852 or by email at swu@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

cc:	Shane Wu, Esq.

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